SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)



        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
          13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                                (Amendment No.1)

                            TF FINANCIAL CORPORATION
                            ------------------------
                                (Name of Issuer)

                     Common Stock $0.10 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   872391 10 7
                                   -----------
                                 (CUSIP Number)


                                December 31, 1999
            --------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]        Rule 13 d - 1(b)

                  [X]        Rule 13 d - 1(c)

                  [ ]        Rule 13 d - 1(d)

----------------------------------------------------                          --------------------------------------------

CUSIP No.  872391 10 7                                         13G            Page 1 of 5 Pages
----------------------------------------------------                          --------------------------------------------

----------------------- -------------------------------------------------------------------------------------------------
          1             NAME OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        John R. Stranford

----------------------- -------------------------------------------------------------------------------------------------
          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a)  [ ]
                                                                                                                  (b)  [ ]
                        N/A
----------------------- -------------------------------------------------------------------------------------------------
          3             SEC USE ONLY

----------------------- -------------------------------------------------------------------------------------------------
          4             CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States
----------------------- ------------- -----------------------------------------------------------------------------------
      NUMBER OF              5        SOLE VOTING POWER
       SHARES                              92,142 Shares
     BENEFICIALLY       ------------- -----------------------------------------------------------------------------------
       OWNED BY              6        SHARED VOTING POWER
         EACH                              20,000 Shares
       REPORTING        ------------- -----------------------------------------------------------------------------------
      PERSON WITH            7        SOLE DISPOSITIVE POWER
                                          216,642 Shares
                        ------------- -----------------------------------------------------------------------------------
                             8        SHARED DISPOSITIVE POWER
                                           20,000 Shares
----------------------- -------------------------------------------------------------------------------------------------
          9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          216,642 Shares
----------------------- -------------------------------------------------------------------------------------------------
          10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                        CERTAIN SHARES                                                                                [X]
----------------------- -------------------------------------------------------------------------------------------------
          11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                             7.28%
----------------------- -------------------------------------------------------------------------------------------------
          12            TYPE OF REPORTING PERSON

                                               IN
----------------------- -------------------------------------------------------------------------------------------------


Item 1(a).  Name of Issuer:
----------  ---------------

            TF Financial Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
----------  ------------------------------------------------

            3 Penns Trail, Newtown, Pennsylvania 18940

Item 2(a).  Name of Person Filing:
----------  ----------------------

            John R. Stranford

Item 2(b).  Address of Principal Business Office or, if None,
----------  ------------------------------------------------
            Residence:
            ----------

            3 Penns Trail, Newtown, Pennsylvania 18940

Item 2(c).  Citizenship:
----------  ------------

            United States
Item 2(d).  Title of Class of Securities:
----------  -----------------------------
            Common Stock, $0.10 par value per share.

Item 2(e).  CUSIP Number:
----------  -------------

         872391 10 7

Item 3.
-------

         Not Applicable.

Item 4.  Ownership:
-------  ----------
         The following information relates to Mr. Stranford's ownership as of December 31, 1999.

         (a)      Amount beneficially owned:

                  216,642 shares

         (b)      Percent of Class:

                  7.28%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote
                            92,142 shares

                  (ii)     Shared power to vote or to direct the vote

                            20,000* shares

                  (iii) Sole power to dispose or to direct the disposition of 216,642 shares

                  (iv) Shared power to dispose or to direct the disposition of 20,000* shares

     *These shares are owned by the Third Federal Savings Bank Employee Retirement Plan Trust (the "Trust"). Mr Stranford is one of four trustees of the Trust. Mr. Stranford disclaims beneficial ownership of such shares.

Item 5.  Ownership of Five Percent or Less of a Class:
-------  ---------------------------------------------

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------  ----------------------------------------------------------------

         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------  -----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company:
         ---------------------------------------------------------

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
-------  ----------------------------------------------------------

         Not Applicable.

Item 9.  Notice of Dissolution of Group:
-------  -------------------------------

         Not Applicable.

Item 10.  Certification:
--------  --------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  January 27, 2000                                /s/John R. Stranford
                                                       -------------------------
                                                       John R. Stranford